Greenwater Marine Sciences Offshore



ANNUAL REPORT
For FY 2022

104 N Galveston St

Arlington, VA 22203

https://gmsoresearchvessels.com/

This Annual Report is dated as of March 11, 2023.

BUSINESS

Founded and led by Commander G. Mark Miller, a retired National Oceanic and Atmospheric Administration (NOAA) Corps officer who spent more than 20 years operating and managing NOAA research vessels, GMSO plans to increase available research ship capacity by offering fully crewed and operational small (60'-115') research vessels to the oceanographic community. The demand for research activities at sea currently outstrips the availability of research vessels, hampering efforts to better understand (and ultimately better manage) ocean ecosystems and processes. GMSO seeks to increase the access to science at sea. Expanding ocean science opportunities to scientists and explorers (otherwise unable to find or afford vessel-based research) not only enables greater investigation and understanding of our ocean but also decreases the exclusivity of oceanographic research. Removing barriers of availability and affordability advances diversity and inclusion within the ocean science, technology, and exploration disciplines, creating both social and environmental benefits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We plan to supply scientists and explorers with small and efficiently crewed research vessels that are suitable for coastal and near-shore ocean research projects. We plan to greatly expand ocean research opportunities for all scientists and explorers by designing and building our own fleet of solar-powered, small to intermediate sized oceanographic research vessels and associated land bases around the world.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Greenwater Marine Sciences Offshore, Inc. (the "Company") was organized as a limited liability company on June 11, 2019, in the Commonwealth of Virginia. Effective June 11, 2021, the Company was converted to a Virginia B-Corporation. The Company plans to provide crewed ships to ocean scientists that are suitable for coastal and near-shore research projects.

Since then:

- GMSO's team is highly qualified to address the lack of efficient research vessels in the nation.
- We're the first nationwide private research vessel provider for ocean sciences, not oil or gas.
- We enable more scientists to get out to sea to conduct research on climate, ocean plastics, etc.

Historical Results of Operations

Our company was organized in June 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Profit.* For the period ended December 31, 2022, the Company had revenues of $28,393 and gross profit of $12,556 compared to the year ended December 31, 2021 with revenues and gross profit of $0.
- *Assets.* As of December 31, 2022, the Company had total assets of $228,712, including $226,712 in cash. As of December 31, 2021, the Company had $23,822 in total assets, including $21,822 in cash.
- *Net Loss.* The Company has had net losses of $30,576 and net losses of $41,765 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.
- *Liabilities.* The Company's liabilities totaled $359 for the year ended December 31, 2022 and $1,154 for the year ended December 31, 2021.

In 2022, GMSO was still in the vessel selection and procurement phase. In the meantime, to establish cash flow, GMSO was subcontracted by Cardinal Point Captains to conduct a review of the Florida Keys National Marine Sanctuary small research vessel operations. We finished 2022 with $28,393 in revenue from this contract. The contract continues into 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $50,000 in equity and $239,450 in SAFEs.

Runway & Short/Mid Term Expenses

Greenwater Marine Sciences Offshore Inc. cash in hand is $226,712, as of December 31 2022. Expenses are anticipated to be minimal, $1,000 to $2,000 per month, reserved only for maintaining marketing, accounting, and legal requirements. Once a vessel is ready and contracts have been identified it is expected that the company will generate $100K-$200K gross revenue per month in the first few months and increase from there.

Any projections in the above narrative are forward-looking and not guaranteed.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Board of Directors

Director	Occupation	Joined
George Mark Miller	President, CEO @ GREENWATER MARINE SCIENCES OFFSHORE INC.	2019
David Kennedy	Member, United States Arctic Research Commission and Global Fellow of the Wilson Center's Polar Institute @ Self	2020

Anne Beaumont	Law Partner @ Friedman Kaplan Seiler & Adelman LLP	2021

Officer	Title	Joined
George Mark Miller	CEO, President, CEO, President, and Secretary	2019
Taylor Roberts	CFO Sales Boomerang LLC dba TrustEngine since March 2023. Prior to that, starting in January 2022, employed by Stardog Union as CFO. The year prior to that, from May 2020 through December 2021, employed as CFO by MarginEdge.	2021

Voting Power Greater Than 20%

Holder

George Mark Miller

SECURITIES AND DEBT
As of December 31, 2022

As of December 31, 2022, the Company has one class of stock, common, and has issued SAFEs under the crowdfunding exemption as, and on the terms, described in the earlier filed Form C (of which this Form C-AR is an update) in an amount of $239,450. One shareholder, G. Mark Miller, holds over 20% of the Company's voting power for a total percentage of ca. 94.65% of the voting power. There were 8,030,000 shares of common stock issued and outstanding.

Securities exempted under this offering may not be transferred unless registered or unless such registration is not required in the opinion of counsel for the Company.

Minority shareholders have limited ability, if at all, to influence the Company's policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Investors should understand the potential for dilution. The investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company issues more shares, an investor could experience value dilution, with each share being worth less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share. See prior Form C filed with the Commission for additional information on this offering.

The Company has no material indebtedness.

Prior Offerings – Aside from the SAFEs offered in this offering, the Company had one prior offering, exempt under Regulation D, under which 30,000 shares of common stock were sold for $30,000 in August of 2021 the proceeds of which have been used to further the Company's business plan.

RISK FACTORS

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may be unable to locate suitable existing ships for acquisition. The number of suitable ships that come onto the market in the United States is quite small. The Company may be forced to seek out ships from other countries at a higher acquisition cost, may be forced to delay implementing its business plans due to a lack of availability of suitable ships, or may be forced to acquire custom-built ships at a higher cost. Furthermore, almost all suitable vessels for acquisition by GMSO are foreign flagged due to the dearth of these vessels. Due to U.S. regulations, the Company will likely need to keep such vessels foreign flagged and therefore may be subject to additional foreign and U.S. regulatory burdens.

The Company's financial results and operations will be dependent upon the overall economic conditions in the United States and elsewhere. Ocean science projects are historically vulnerable to significant declines in Government and private sector funding during periods of economic downturn. The Company may experience significant fluctuations in demand for its products and services based on economic conditions and decisions by governments to fund ocean science projects.

Rapid and significant changes in the price of fuel could adversely impact its business, results of operations, and financial condition. (although muted compared to competition by the high efficiency of GMSO selected vessels.)

Weather conditions could impact the ability of the Company to provide its fleet of ships for operations, and could subject ships to damage or even destruction, causing significant unanticipated costs, losses, and downtime that could negatively impact the Company's results of operation and financial condition. Costs of insurance are highly variable, and the cost of insurance for the vessels and their operation could negatively impact the Company's operations.

The Company could have difficulty competing with competitors who operate with a lower cost structure or have access to greater financial resources.

There is no assurance that the Company will be able to compete successfully with new entrants into the market.

Engaging in worldwide operations could expose the Company to risks associated with fluctuations in foreign currency exchange rates, commodity prices, and interest rates, as well as ship and personnel detainment by foreign entities.

The Company is still in its earliest stages and is currently not operating and will not be able to commence operations until it acquires its first ship and refits it. Because the Company is a startup company, there can be no assurance that the Company will be able to continue its growth plans in the timeframes estimated by management. The Company may need additional future funding to continue its growth strategy and may be unable to obtain such funding.

Some of the Company's competitors may have lower cost of funds and greater financial resources than those available to the Company and thus be in a better position to attract talent, attract vendors, and underwrite leases.

The success of the Company depends heavily upon the skill, expertise, and efforts of management. Should these individuals cease to participate in the management of Company for any reason, the investment results of the Company will likely be substantially adversely affected.

The Company does not currently maintain "key man insurance." The loss of key personnel may disrupt the business causing it to lose focus, momentum, and customers. These adversities could potentially lead to administrative insolvency.

Revenue growth is dependent upon strong industry relationships with the ocean-going scientific community. Failure to properly maintain and build those relationships could lead to slower growth, which could adversely affect the Company's operations and financial results.

As the Company is a benefit corporation, some portion of its operations will be devoted to creating public benefits, which will likely result in the reduction of the Company's positive financial results.

The Company is effectively controlled by its majority stockholders and management, which is likely to limit your ability to influence Company corporate matters and direction.

Taylor Roberts is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Information technology interruptions and breaches in data security could adversely impact the Company's business, results of operations, and financial condition. Increased global information technology security requirements, vulnerabilities, threats, and a rise in sophisticated and targeted computer crime pose a risk to the security of the Company's systems, networks, and the confidentiality, availability, and integrity of its data. The Company's systems and networks are also subject to damage or interruption from power outages, telecommunications failures, employee error, and other similar events. Any of these or other events could result in system interruption, the disclosure, modification, or destruction of proprietary and other key information, legal claims or proceedings, production delays, or disruptions to operations, and could adversely impact the Company's operating results.

Unexpected equipment failures may lead to the curtailments or shutdown of services. Interruptions in the Company's service capabilities would adversely affect its sales and earnings for the affected period. In addition to equipment failures, the Company's business is also subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions, or violent weather conditions.

The Company may need to raise additional financing in the future to fund continued growth, and such financing will depend on numerous factors, such as credit environment and equity market environment. If the Company raises additional funds through the issuance of equity or convertible debt securities, it will reduce the percentage ownership of all shareholders.

Although the Company believes that its business assumptions are reasonable, any of the assumptions could prove inaccurate. As a result, the inclusion of any such information should not be regarded as a representation by the Company or any other entity that the objectives and plans of the Company will be achieved. In addition to the above risks, businesses are subject to other risks that management of the Company may not be able to anticipate.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, as of March 6, 2023.

FINANCIAL STATEMENTS
Unaudited

Greenwater Marine Sciences Offshore
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	$ 35,505
Savings	$ 191,207
Total Bank Accounts	**$ 226,712**
Other Current Assets	
Service Deposit	$ 2,000
Total Other Current Assets	**$ 2,000**
Total Current Assets	**$ 228,712**
TOTAL ASSETS	**$ 228,712**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	$ 371
Total Accounts Payable	**$ 371**
Total Credit Cards	$ (12)
Total Current Liabilities	**$ 359**
Total Liabilities	**$ 359**
Equity	
APIC	$ 53,112
Common Stock	$ 100
Convertible Equity	$ 235,261
Retained Earnings	$ (29,543)
Net Income	$ (30,576)
Total Equity	**$ 228,353**
TOTAL LIABILITIES AND EQUITY	**$ 228,712**

Greenwater Marine Sciences Offshore
Profit and Loss
January - December 2022

	Total
Income	
Sales	$ 28,393
Total Income	**$ 28,393**
Cost of Goods Sold	
Cost of Goods Sold	$ 15,837
Total Cost of Goods Sold	**$ 15,837**
Gross Profit	**$ 12,556**
General & Administrative Expenses	**$ 43,713**
Net Operating Income	**$ (31,157)**
Total Other Income	**$ 581**
Net Other Income	**$ 581**
Net Income	**$ (30,576)**

Friday, Mar 17, 2023 06:56:38 AM GMT-7 - Accrual Basis

CERTIFICATION

I, G. Mark Miller, the Founder & CEO of Greenwater Marine Science Offshore, hereby certify that the foregoing financial statements of Greenwater Marine Science Offshore thereto for the periods ending December 31, 2022 true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 2nd of March, 2023.

Name: G. Mark Miller

Signature:

Date: 3/02/2023